UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Chindata Group Holdings Limited

(Name of the Issuer)

Chindata Group Holdings Limited

BCPE Chivalry Bidco Limited

BCPE Chivalry Merger Sub Limited

BCPE Stack ESOP Holdco Limited

BCPE Stack Holdings, L.P.

BCPE Bridge Cayman, L.P.

Bridge Management, L.P.

BCPE Chivalry Newco, L.P.

BCPE Bridge GP, LLC

BCPE Stack GP, LLC

BCPE Chivalry Newco GP, LLC

Bain Capital Asia Fund V, L.P.

Bain Capital Asia V General Partner, LLC

Bain Capital Investors, LLC

Bain Capital Distressed and Special Situations 2016 (A), L.P.

Bain Capital Distressed and Special Situations 2016 Investors (A) L.P.

Bain Capital Distressed and Special Situations 2016 (B Master), L.P.

Bain Capital Distressed and Special Situations 2016 Investors (B), L.P.

Bain Capital Credit Managed Account (Blanco), L.P.

Bain Capital Credit Managed Account Investors (Blanco), LLC

Bain Capital Distressed and Special Situations 2016 (F), L.P.

Bain Capital Distressed and Special Situations 2016 Investors (F), L.P.

Bain Capital Credit Member, LLC

BCC SSA I, LLC

Bain Capital Special Situations Asia, L.P.

Bain Capital Special Situations Asia Investors, LLC

Bain Capital Credit Member II, Ltd.

Bain Capital Distressed and Special Situations 2016 (EU Master), L.P.

Bain Capital Distressed and Special Situations 2016 Investors (EU), L.P.

Bain Capital Credit Member III, S.à r.l.

Boloria Investments Holding B.V.

APG Asset Management, N.V.

APG Groep, N.V.

Stichting Pensioenfonds ABP

Zeta Cayman Limited

Einstein Cayman Limited

SK Inc.

Datos, Inc

KTCU Global Partnership Private Equity Fund

IMM Investment Corp.

Chengyan Liu

(Names of Persons Filing Statement)

Class A Ordinary Shares, par value US$0.00001 per share*

American Depositary Shares, each representing two Class A Ordinary Shares

(Title of Class of Securities)

16955F107**

(CUSIP Number)

Chindata Group Holdings Limited

No. 47 Laiguangying East Road,

Chaoyang District, Beijing

100012

The People’s Republic of China

Tel:  +86-400-879-7679

Boloria Investments Holding

B.V.

Oude Lindestraat 70,

6411EJ Heerlen,

Netherlands

Tel: +852 3769 0300

APG Asset Management, N.V.

Basisweg 10A, 1043AP

Amsterdam, Netherlands

Tel: +852 3769 0300

APG Groep, N.V.

Oude Lindestraat 70, Postbus 6401

Heerlen,

Netherlands

Tel: +852 3769 0300

Stichting Pensioenfonds ABP

PO Box 4874, 6401 JL Heerlen, Netherlands

Tel: +852 3769 0300

BCPE Chivalry Bidco Limited

BCPE Chivalry Merger Sub Limited

BCPE Stack ESOP Holdco Limited

BCPE Stack Holdings, L.P.

BCPE Bridge Cayman, L.P.

Bridge Management, L.P.

BCPE Chivalry Newco, L.P.

BCPE Bridge GP, LLC

BCPE Stack GP, LLC

BCPE Chivalry Newco GP, LLC

Bain Capital Asia Fund V, L.P.

Bain Capital Asia V General Partner, LLC

Bain Capital Investors, LLC

Bain Capital Distressed and Special Situations 2016 (A), L.P.

Bain Capital Distressed and Special Situations 2016 Investors (A) L.P.

Bain Capital Distressed and Special Situations 2016 (B Master), L.P.

Bain Capital Distressed and Special Situations 2016 Investors (B), L.P.

Bain Capital Credit Managed Account (Blanco), L.P.

Bain Capital Credit Managed Account Investors (Blanco), LLC

Bain Capital Distressed and Special Situations 2016 (F), L.P.

Bain Capital Distressed and Special Situations 2016 Investors (F), L.P.

Bain Capital Credit Member, LLC

BCC SSA I, LLC

Bain Capital Special Situations Asia, L.P.

Bain Capital Special Situations Asia Investors, LLC

Bain Capital Credit Member II, Ltd.

Bain Capital Distressed and Special Situations 2016 (EU Master), L.P.

Bain Capital Distressed and Special Situations 2016 Investors (EU), L.P.

Bain Capital Credit Member III, S.à r.l.

c/o Bain Capital Investors, LLC,

200 Clarendon Street,

Boston, Massachusetts 02116

Tel: +1 (617) 516-2000

Zeta Cayman Limited

Einstein Cayman Limited

4th Floor, Harbour Place, 103

South Church Street, P.O. Box

10240, Grand Cayman KY1-1002,

George Town, Cayman

Islands

Tel: +82-2-2121-1916

SK Inc.

26 Jong-ro, Jongno-gu, Seoul,

South Korea 03188

Tel: +82-2-2121-1916

Datos, Inc

KTCU Global Partnership

Private Equity Fund

IMM Investment Corp.

152 Teheran-ro, Gangnam-gu,

Seoul, South Korea 06236

Tel: +82-2-2112-1758

Chengyan Liu

5th Floor, Building A, Guangqi

Cultural Plaza, No. 2899 Xietu

Road, Xuhui District, Shanghai,

200235, The People’s Republic

of China

Tel: +86 21 2426-1717-1777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

* Not for trading, but only in connection with the listing on The Nasdaq Global Select Market of the American depositary shares (“ADSs”), each representing two (2) Class A ordinary shares, par value of US$0.00001 per share, of the Company (the “Class A Shares”).

** This CUSIP applies to the ADSs, each representing two Class A Shares.

With copies to:

Gary Li, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong Tel: +852 3761-3300	Sarkis Jebejian, Esq. Joshua N. Korff, Esq. Michael Kim, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Tel: +1 (212) 446-4800	Brian Schwarzwalder, Esq. Qi Yue, Esq. Gibson, Dunn & Crutcher 32/F Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong Tel: +852 2214 3712

Miranda So, Esq. Davis Polk & Wardwell LLP The Hong Kong Club Building 3A Chater Road, Central Hong Kong Tel: +852 2533 3373	David Cho, Esq. Milbank LLP Level 33, Three IFC 10 Gukjegeumyung-ro, Youngdeungpo-gu Seoul 07326 Republic of Korea Tel: +82-2-6137-2611

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a–1 through 240.14b–2), Regulation 14C (§§ 240.14c–1 through 240.14c–101) or Rule 13e–3(c) (§ 240.13e–3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer

d.	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 3 to Rule 13e-3 transaction statement on Schedule 13E-3 (this “Final Amendment”), together with the exhibits hereto (this “Transaction Statement”), is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

(a)

Chindata Group Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the Class A ordinary shares, par value US$0.00001 per share (each, a “Class A Share” and collectively, the “Class A Shares,” and, together with the Class B ordinary shares of the Company, par value US$0.00001 per share (each, a “Class B Share” and collectively, the “Class B Shares”), the “Shares”), including the Class A Shares represented by the American depositary shares, each representing two Class A Shares (the “ADSs”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;

(b)	BCPE Chivalry Bidco Limited, an exempted company incorporated under the laws of the Cayman Islands (“Parent”);

(c)	BCPE Chivalry Merger Sub Limited, an exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”);

(d)

(i) BCPE Stack Holdings, L.P., a limited partnership organized under the laws of the Cayman Islands (“BCPE Stack”), (ii) BCPE Bridge Cayman, L.P., a limited partnership organized under the laws of the Cayman Islands (“BCPE Bridge”, together with BCPE Stack, the “Bain Shareholders”), (iii) BCPE Stack ESOP Holdco Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“ESOP Holdco”), (iv) Bridge Management, L.P., a limited partnership organized under the laws of the Cayman Islands (“Bridge Management”), (v) BCPE Chivalry Newco, L.P., a limited partnership organized under the laws of the Cayman Islands (“BCPE Newco”), (vi) BCPE Stack GP, LLC, a limited liability company incorporated under the laws of the Cayman Islands, (vii) BCPE Bridge GP, LLC, a limited liability company incorporated under the laws of the Cayman Islands, (viii) BCPE Chivalry Newco GP, LLC, a limited liability company incorporated under the laws of the Cayman Islands, (ix) Bain Capital Asia Fund V, L.P., a limited partnership organized under the laws of the Cayman Islands (“BCPE Sponsor”), (x) Bain Capital Asia V General Partner, LLC, a limited liability company incorporated under the laws of the Cayman Islands, and (xi) Bain Capital Investors, LLC, a limited liability company incorporated under the laws of the State of Delaware (collectively, the “BCPE Filing Persons”);

(e)

(i) Bain Capital Distressed and Special Situations 2016 (A), L.P., a limited partnership organized under the laws of the State of Delaware (“A Holdings”), (ii) Bain Capital Distressed and Special Situations 2016 (B Master), L.P., a limited partnership organized under the laws of the State of Delaware (“B Holdings”), (iii) Bain Capital Credit Managed Account (Blanco), L.P., a limited partnership organized under the laws of the State of Delaware (“Blanco”), (iv) Bain Capital Distressed and Special Situations 2016 (F), L.P., a limited partnership organized under the laws of the State of Delaware (“F Holdings”), (v) Bain Capital Distressed and Special Situations 2016 Investors (A) L.P., a limited partnership organized under the laws of the State of Delaware, (vi) Bain Capital Distressed and Special Situations 2016 Investors (B), L.P., a limited partnership organized under the laws of the State of Delaware, (vii) Bain Capital Credit Managed Account Investors (Blanco), LLC, a limited liability company incorporated under the laws of the State of Delaware, (viii) Bain Capital Distressed and Special Situations 2016 Investors (F), L.P., a limited partnership organized under the laws of the State of Delaware, (ix) Bain Capital Credit Member, LLC, a limited liability company incorporated under the laws of the State of Delaware; (x) BCC SSA I, LLC, a limited liability company incorporated under the laws of the Cayman Islands (“SSA I”), (xi) Bain Capital Special Situations Asia, L.P., a limited partnership organized under the laws of the Cayman Islands, (xii) Bain Capital Special Situations Asia Investors, LLC, a limited liability company incorporated under the laws of the Cayman Islands, (xiii) Bain Capital Credit Member II, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands, (xiv) Bain Capital Distressed and

Special Situations 2016 (EU Master), L.P., a limited partnership organized under the laws of Luxembourg (“EU Holdings”), (xv) Bain Capital Distressed and Special Situations 2016 Investors (EU), L.P., a limited partnership organized under the laws of Luxembourg, and (xvi) Bain Capital Credit Member III, S.à r.l., a limited company incorporated under the laws of Luxembourg and managed by Mr. Michael B. Treisman and Ms. Grindale C. Gamboa (collectively, the “BCC Filing Persons” and, together with the BCPE Filing Persons, the “Bain Filing Persons”);

(f)

(i) Boloria Investments Holding B.V., a company incorporated under the laws of the Netherlands (“Boloria Investments”), (ii) APG Asset Management, N.V., a company incorporated under the laws of the Netherlands (“APG NV”), (iii) APG Groep, N.V., a company incorporated under the laws of the Netherlands (“APG Groep”), and (iv) Stichting Pensioenfonds ABP, a pension plan regulated under the laws of the Netherlands (“ABP”) (collectively, “APG Filing Persons”);

(g)

(i) Zeta Cayman Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Zeta”), (ii) Einstein Cayman Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Einstein”), (iii) SK Inc., a public company incorporated under the laws of the Republic of Korea whose shares are listed on the Korea Stock Exchange (Stock Code: KRX 034730) (“SK”), (iv) Datos, Inc, a limited company incorporated under the laws of the Republic of Korea (“Datos”), (v) KTCU Global Partnership Private Equity Fund, a collective investment scheme in the form of a limited partnership company incorporated under the laws of the Republic of Korea (“KTCU”), and (vi) IMM Investment Corp., a corporation incorporated under the laws of the Republic of Korea (“IMM”) (collectively, the “Zeta Filing Persons”); and

(h)	Mr. Chengyan Liu (“Mr. Liu”), a citizen of the People’s Republic of China.

Parent, Merger Sub, the Bain Filing Persons, the APG Filing Persons, the Zeta Filing Persons and Mr. Liu are collectively referred to as the “Parent Party Filing Persons.” The Bain Shareholders, ESOP Holdco, Bridge Management, A Holdings, B Holdings, Blanco, F Holdings, SSA I, EU Holdings, Boloria Investments, Zeta and Mr. Liu are collectively referred to as the “Rollover Shareholders.” The Rollover Shareholders, BCPE Newco and Keppel Funds Investments Pte. Ltd. (“Keppel”) are collectively referred to as the “Investors.” BCPE Sponsor and Keppel are collectively referred to as the “Sponsors.” The Sponsors, the Bain Shareholders, ESOP Holdco and Bridge Management are collectively referred to as the “Guarantors.” Parent, Merger Sub, the Investors, the Sponsors, the Guarantors or any of their respective affiliates (excluding the Company and its subsidiaries) are collectively referred to as the “Parent Parties.”

All capitalized terms used in this Final Amendment and not otherwise defined have the meanings ascribed to such terms in the Transaction Statement, including the Proxy Statement attached as exhibit (a)-(1) to the Transaction Statement.

This Final Amendment is being filed pursuant to Rule 13e-3(d) to report the results of the transaction that is the subject of the Transaction Statement.

Item 15 Additional Information

Item 15(c) is hereby amended and supplemented by adding the following:

On December 4, 2023, at 10:30 a.m. (Beijing time), an extraordinary general meeting of shareholders of the Company was held at the Company’s office at No. 47 Laiguangying East Road, Chaoyang District, Beijing, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

On December 18, 2023, the Company and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, pursuant to which the Merger became effective on December 18, 2023 (the “Effective Time”). As a result of the Merger, the Company became a wholly owned subsidiary of Parent.

2

The Merger was consummated after each of Parent and Merger Sub waived the closing condition set forth in Section 7.2(e) of the Merger Agreement that shareholders of the Company holding less than twelve percent (12%) of the total issued and outstanding Shares immediately prior to the Effective Time shall have validly served and not withdrawn a notice of objection under section 238(2) of the CICA.

At the Effective Time of the Merger, (a) each Share issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive US$4.30 per Share in cash (the “Per Share Merger Consideration”) without interest and net of any applicable withholding taxes, except for (i) the Shares deemed contributed to Topco by the Rollover Shareholders (the “Rollover Shares”), (ii) Shares (including Shares represented by ADSs) held by Parent, Merger Sub, the Company or any of their subsidiaries, (iii) Shares (including ADSs representing such Shares) held by the Company or The Bank of New York Mellon (the “ADS Depositary”) and reserved for issuance and allocation pursuant to the 2020 Share Option Plan adopted by the Company and effective as of January 1, 2020 (as amended from time to time, the “Company Share Plan”) (the Shares described in clauses (i) through (iii), the “Excluded Shares”), (iv) Shares owned by holders who have validly exercised and not effectively withdrawn or otherwise lost their rights to dissent from the Merger pursuant to Section 238 of the CICA (the “Dissenting Shares”), and (v) Shares represented by ADSs, (b) each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) was cancelled in exchange for the right to receive US$8.60 per ADS in cash (less any fees, including ADS cancellation or termination fees, payable by ADS holders pursuant to the deposit agreement, dated September 29, 2020, among the Company, the ADS Depositary and all holders from time to time of ADSs issued thereunder) without interest and net of any applicable withholding taxes, (c) the Excluded Shares were cancelled without payment of any consideration from the Company therefor, and (d) the Dissenting Shares were cancelled and will entitle the former holders thereof to receive the fair value thereon determined in accordance with the provisions of Section 238 of the CICA.

In addition, at the Effective Time, (a) each option to purchase Shares issued pursuant to the Company Share Plan (each, a “Company Option”) that was outstanding, unexercised, vested and not yet expired as of immediately prior to the Effective Time (each, a “Vested Company Option”) was cancelled and converted into the right to receive an amount in cash, without interest and net of any applicable withholding taxes, equal to (i) the excess of the Per Share Merger Consideration of US$4.30 over the exercise price of such Vested Company Option, multiplied by (ii) the number of Shares underlying such Vested Company Option, and (b) each Company Option that was outstanding, unexercised, unvested and not yet expired immediately prior to the Effective Time (each, an “Unvested Company Option”) was cancelled in exchange for the right to receive an employee incentive award to replace such Unvested Company Option, pursuant to terms and conditions to be determined by Topco and in accordance with the Company Share Plan and the award agreement with respect to such Unvested Company Option.

As a result of the Merger, the Company’s ADSs will no longer be listed on any securities exchange or quotation system, including NASDAQ, and the Company will cease to be a publicly traded company. The Company has requested NASDAQ to file a Form 25 with the SEC notifying the SEC of the delisting of the Company’s ADSs on NASDAQ and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Exchange Act, by filing a Form 15 with the SEC in approximately 10 days following the filing of the Form 25. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item  16. Exhibits

(a)-(1)* Proxy Statement of the Company dated October  19, 2023.

(a)-(2)* Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)* Form of Proxy Card and ADS Voting Instruction Card, incorporated herein by reference to Annex F to the Proxy Statement.

3

(a)-(4)* Press Release issued by the Company, dated August 11, 2023, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 11, 2023.

(a)-(5) Press Release issued by the Company, dated October 19, 2023, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on October 19, 2023.

(a)-(6) Press Release issued by the Company, dated December  4, 2023, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on December 4, 2023.

(a)-(7) Press Release issued by the Company, dated December 18, 2023, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on December 18, 2023.

(b)-(1)* Debt Commitment Letter, dated June  28, 2023, by and between Merger Sub and Shanghai Pudong Development Bank Co., Ltd. Lujiazui Sub-branch (上海浦东发展银行股份有限公司陆家嘴支行) and Industrial Bank Co., Ltd. Shanghai Branch (兴业银行股份有限公司上海分行), incorporated herein by reference to Exhibit 99.G to the Schedule 13D filed by the Bain Shareholders, Bridge Management, ESOP Holdco, A Holdings, B Holdings, Blanco, EU Holdings, F Holdings and SSA I on August  17, 2023.

(b)-(2)* Equity Commitment Letter, dated August 11, 2023, by and between Parent and BCPE Sponsor, incorporated herein by reference to Exhibit 99.F to the Schedule 13D filed by the Bain Shareholders, Bridge Management, ESOP Holdco, A Holdings, B Holdings, Blanco, EU Holdings, F Holdings and SSA I on August  17, 2023.

(b)-(3)* Equity Commitment Letter, dated August 11, 2023, by and between Parent and Keppel.

(c)-(1)* Opinion of Citigroup Global Markets Asia Limited, dated August  11, 2023, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)* Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with the special committee of the board of directors of the Company, dated August 11, 2023.

(d)-(1)* Agreement and Plan of Merger, dated August  11, 2023, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)* Support Agreement, dated August  11, 2023, by and among Parent, Topco, the Bain Shareholders, Bridge Management, ESOP Holdco, A Holdings, B Holdings, Blanco, EU Holdings, F Holdings, SSA I and BCEP Newco, incorporated herein by reference to Exhibit 99.D to the Schedule 13D filed by the Bain Shareholders, Bridge Management, ESOP Holdco, A Holdings, B Holdings, Blanco, EU Holdings, F Holdings and SSA I on August 17, 2023.

(d)-(3)* Support Agreement, dated August  11, 2023, by and among Parent, Topco and Boloria Investments, incorporated herein by reference to Exhibit 99.3 to the Schedule 13D filed by Boloria Investments, APG NV, APG Groep and ABP on August 21, 2023.

(d)-(4)* Support Agreement, dated August  11, 2023, by and among Parent, Topco and Zeta, incorporated herein by reference to Exhibit 99.B to the Schedule 13D filed by Zeta, Einstein, SK, Datos, KTCU and IMM on August 21, 2023.

(d)-(5)* Support Agreement, dated August  11, 2023, by and among Parent, Topco and Mr. Liu, incorporated herein by reference to Exhibit 99.C to the Schedule 13D filed by Mr. Liu and Datalake Limited on August 17, 2023.

(d)-(6)* Support Agreement, dated August  11, 2023, by and among Parent, Topco and Keppel.

4

(d)-(7)* Form of Limited Guaranties, dated August 11, 2023, by BCPE Sponsor, BCPE Stack, BCPE Bridge, ESOP Holdco and Bridge Management in favor of the Company, incorporated herein by reference to Exhibit 99.E to the Schedule 13D filed by the Bain Shareholders, Bridge Management, ESOP Holdco, A Holdings, B Holdings, Blanco, EU Holdings, F Holdings and SSA I on August  17, 2023.

(d)-(8)* Limited Guaranty, dated August 11, 2023, by Keppel in favor of the Company.

(f)-(1)* Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)* Section 238 of the Companies Act (As Revised) of the Cayman Islands, incorporated herein by reference to Annex D to the Proxy Statement.

(g) Not applicable.

107* Calculation of Filing Fee Tables

*	Previously filed.

5

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2023

Chindata Group Holdings Limited

By:	/s/ Thomas J. Manning
Name:	Thomas J. Manning
Title:	Chairperson of the Special Committee of the Board of Directors

[Signature Page to Schedule 13E-3/A and Proxy Statement]

BCPE Chivalry Bidco Limited

By:	/s/ David Gross-Loh
Name:	David Gross-Loh
Title:	Authorized Signatory

[Signature Page to Schedule 13E-3/A and Proxy Statement]

BCPE Chivalry Merger Sub Limited

By:	/s/ David Gross-Loh
Name:	David Gross-Loh
Title:	Authorized Signatory

[Signature Page to Schedule 13E-3/A and Proxy Statement]

BCPE Stack ESOP Holdco Limited

By:	/s/ David Gross-Loh
Name:	David Gross-Loh
Title:	Authorized Signatory

[Signature Page to Schedule 13E-3/A and Proxy Statement]

BCPE Stack Holdings, L.P.

By:	BCPE Stack GP, LLC, its general partner

By:	Bain Capital Investors, LLC,
its managing member

By:	/s/ David Gross-Loh
Name:	David Gross-Loh
Title:	Partner

[Signature Page to Schedule 13E-3/A and Proxy Statement]

BCPE Bridge Cayman, L.P.

By: BCPE Bridge GP, LLC, its general partner

By:	/s/ Zhongjue Drew Chen
Name:	Zhongjue Drew Chen
Title:	Manager

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bridge Management, L.P.

By:	BCPE Bridge GP, LLC, its general partner

By:	/s/ Zhongjue Drew Chen
Name:	Zhongjue Drew Chen
Title:	Manager

[Signature Page to Schedule 13E-3/A and Proxy Statement]

BCPE Chivalry Newco, L.P.

By: BCPE Chivalry Newco GP, LLC, its general partner

By: Bain Capital Asia Fund V, L.P., its managing member

By: Bain Capital Asia V General Partner, LLC, its general partner

By: Bain Capital Investors, LLC, its manager

By:	/s/ David Gross-Loh
Name:	David Gross-Loh
Title:	Partner

[Signature Page to Schedule 13E-3/A and Proxy Statement]

BCPE Bridge GP, LLC

By:	/s/ Zhongjue Drew Chen
Name:	Zhongjue Drew Chen
Title:	Manager

[Signature Page to Schedule 13E-3/A and Proxy Statement]

BCPE Stack GP, LLC

By: Bain Capital Investors, LLC, its managing member

By:	/s/ David Gross-Loh
Name:	David Gross-Loh
Title:	Partner

[Signature Page to Schedule 13E-3/A and Proxy Statement]

BCPE Chivalry Newco GP, LLC

By: Bain Capital Asia Fund V, L.P., its managing member

By: Bain Capital Asia V General Partner, LLC, its general partner

By: Bain Capital Investors, LLC, its manager

By:	/s/ David Gross-Loh
Name:	David Gross-Loh
Title:	Partner

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Asia Fund V, L.P.

By: Bain Capital Asia V General Partner, LLC, its general partner

By: Bain Capital Investors, LLC, its manager

By:	/s/ David Gross-Loh
Name:	David Gross-Loh
Title:	Partner

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Asia V General Partner, LLC

By: Bain Capital Investors, LLC, its manager

By:	/s/ David Gross-Loh
Name:	David Gross-Loh
Title:	Partner

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Investors, LLC

By:	/s/ David Gross-Loh
Name:	David Gross-Loh
Title:	Partner

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Distressed and Special Situations 2016 (A), L.P.

By: Bain Capital Distressed and Special Situations 2016 Investors (A), L.P., its general partner

By: Bain Capital Credit Member, LLC, its general partner

By:	/s/ Michael Treisman
Name:	Michael Treisman
Title:	General Counsel

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Distressed and Special Situations 2016 Investors (A), L.P.

By: Bain Capital Credit Member, LLC, its general partner

By:	/s/ Michael Treisman
Name:	Michael Treisman
Title:	General Counsel

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Distressed and Special Situations 2016 (B Master), L.P.

By: Bain Capital Distressed and Special Situations 2016 Investors (B), L.P., its general partner

By: Bain Capital Credit Member, LLC, its general partner

By:	/s/ Michael Treisman
Name:	Michael Treisman
Title:	General Counsel

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Distressed and Special Situations 2016 Investors (B), L.P.

By: Bain Capital Credit Member, LLC, its general partner

By:	/s/ Michael Treisman
Name:	Michael Treisman
Title:	General Counsel

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Credit Managed Account (Blanco), L.P.

By: Bain Capital Credit Managed Account Investors (Blanco), LLC, its general partner

By: Bain Capital Credit Member, LLC, its managing member

By:	/s/ Michael Treisman
Name:	Michael Treisman
Title:	General Counsel

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Credit Managed Account Investors (Blanco), LLC

By: Bain Capital Credit Member, LLC, its managing member

By:	/s/ Michael
Name:	Michael Treisman
Title:	General Counsel

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Distressed and Special Situations 2016 (F), L.P.

By: Bain Capital Distressed and Special Situations 2016 Investors (F), L.P., its general partner

By: Bain Capital Credit Member, LLC, its general partner

By:	/s/ Michael Treisman
Name:	Michael Treisman
Title:	General Counsel

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Distressed and Special Situations 2016 Investors (F), L.P.

By: Bain Capital Credit Member, LLC, its general partner

By:	/s/ Michael
Name:	Michael Treisman
Title:	General Counsel

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Credit Member, LLC

By:	/s/ Michael Treisman
Name:	Michael Treisman
Title:	General Counsel

[Signature Page to Schedule 13E-3/A and Proxy Statement]

BCC SSA I, LLC

By: Bain Capital Special Situations Asia, L.P., its managing member

By: Bain Capital Special Situations Asia Investors, LLC, its general partner

By: Bain Capital Credit Member II, Ltd., its manager

By:	/s/ Michael Treisman
Name:	Michael Treisman
Title:	General Counsel

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Special Situations Asia, L.P.

By: Bain Capital Special Situations Asia Investors, LLC, its general partner

By: Bain Capital Credit Member II, Ltd., its manager

By:	/s/ Michael Treisman
Name:	Michael Treisman
Title:	General Counsel

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Special Situations Asia Investors, LLC

By: Bain Capital Credit Member II, Ltd., its manager

By:	/s/ Michael Treisman
Name:	Michael Treisman
Title:	General Counsel

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Credit Member II, Ltd.

By:	/s/ Michael Treisman
Name:	Michael Treisman
Title:	General Counsel

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Distressed and Special Situations 2016 (EU Master), L.P.

By: Bain Capital Distressed and Special Situations 2016 Investors (EU), L.P., its general partner

By: Bain Capital Credit Member III, S.à r.l., its general partner

By:	/s/ Michael Treisman
Name:	Michael Treisman
Title:	Class A Manager

By:	/s/ Grindale Gamboa
Name:	Grindale Gamboa
Title:	Class B Manager

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Distressed and Special Situations 2016 Investors (EU), L.P.

By: Bain Capital Credit Member III, S.à r.l., its general partner

By:	/s/ Michael Treisman
Name:	Michael Treisman
Title:	Class A Manager

By:	/s/ Grindale
Name:	Grindale Gamboa
Title:	Class B Manager

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Bain Capital Credit Member III, S.à r.l.

By:	/s/ Michael Treisman
Name:	Michael Treisman
Title:	Class A Manager

By:	/s/ Grindale Gamboa
Name:	Grindale Gamboa
Title:	Class B Manager

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Chengyan Liu

/s/ Chengyan Liu

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Zeta Cayman Limited

By:	/s/ Subeom Lee
Name:	Subeom Lee
Title:	Director

Einstein Cayman Limited

By:	/s/ Subeom Lee
Name:	Subeom Lee
Title:	Director

SK Inc.

By:	/s/ Subeom Lee
Name:	Subeom Lee
Title:	VP of Digital Investment Center

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Datos, Inc

By:	/s/ Seong Jung Kim
Name:	Seong Jung Kim
Title:	Director

KTCU Global Partnership Private Equity Fund

By:	/s/ Dong Woo Chang
Name:	Dong Woo Chang
Title:	Representative Director

IMM Investment Corp.

By:	/s/ Dong Woo Chang
Name:	Dong Woo Chang
Title:	Representative Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

BOLORIA INVESTMENTS HOLDING B.V.

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer

APG ASSET MANAGEMENT, N.V.

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer

APG GROEP, N.V.

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer

STICHTING PENSIOENFONDS ABP

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer

[Signature Page to Schedule 13E-3/A and Proxy Statement]